July 18, 2019

Carl Lukach
Executive Vice President and Chief Financial Officer
Univar Inc.
3075 Highland Parkway, Suite 200
Downers Grove, Illinois 60515

       Re: Univar Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           Form 8-K Filed February 8, 2019
           File No. 001-37443

Dear Mr. Lukach:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction